January 16, 2007

Via Edgar and Overnight Delivery

Ernest Greene
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	IPSCO, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended September 30, 2006
File No. 0-19661

Dear Ernest Greene:

On behalf of IPSCO Inc. (the “Company”), we are responding to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as required by your letter of December 29, 2005 to the undersigned.  Our responses are numbered to correspond with the numbered comments contained in the December 29, 2005 letter.  For your convenience, we have repeated the Commission’s comments below before each of our responses.

Form 10-K for the year ended December 31, 2005

Staff Comment:

Item 7- Management’s Discussion & Analysis of Financial Condition & Results of Operations, page 19

1.              You indicate that your cost of sales was impacted by increases in the price of natural gas, electricity, alloy inputs and freight, as well as unabsorbed fixed costs and direct expenses related to unplanned maintenance outages and safety evacuations in Mobile due to the hurricanes in the Gulf Coast region.   Please discuss these business reasons for the changes between periods in your costs of sales in greater detail.  Where there is more than one business reason for any change discussed in MD&A, please attempt to quantify the incremental impact of each individual business reason discussed.  See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Response: The Company will explain in greater detail the business reasons for the changes in cost of sales as well as to the extent possible quantify the individual impact of these changes in future filings.

Critical Accounting Policies, page 28

2.              Since your critical accounting estimates and assumptions are based on matters that are highly uncertain, please provide a sensitivity analysis based on outcomes that are reasonably likely to occur and would have a material effect on your business.  Please provide quantitative as well as qualitative disclosures.  For example, if reasonably likely changes in the long-term rate of return used in accounting for your pension plan would have a material effect on your financial condition or operating performance, the impact that could result given the range of reasonably likely outcomes should be disclosed and quantified.  Section V of SEC Release Nos. 33-8350- Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: The Company will provide a sensitivity analysis for critical accounting estimates and assumptions including qualitative and quantitative disclosures in future filings.

Item 9A — Disclosure Controls and Procedures, page 31

3.              Please confirm and revise future filings to clarify that there are no changes in internal control over financial reporting during the fourth quarter ended December 31, 2005 that have materially affected or are reasonable likely to materially effect your internal controls over financial reporting.

Response: The Company confirms that there were no changes in internal control over financial reporting during the fourth quarter ended December 31, 2005 that would have materially affected or are reasonably likely to materially effect our internal controls over financial reporting.  The Company will also ensure that we note this in future filings.

Consolidated Statements of Income, page 5

4.              We note that you included your gain on sale of assets held for sale in other expenses (income).  In future filings please classify these gains in operating income as required by 45 of SFAS 144.

Response: In future filings, the Company will classify as required by SFAS 144 to the extent of the materiality threshold described therein.

5.              Please tell us supplementally and disclose in future filings the components and related amounts included in the other (income) expenses line item for each period your statement of operations is presented.  To the extent material, discuss changes in the components of this line item in Management’s Discussion and Analysis.

Response: The Company will discuss significant or material changes in this line item in future filings.  The table below lists the components of other (income) expenses for each period presented in the statement of income.

Other (income) expense (in thousands of U.S. dollars)
	Q3 2006	2005	2004	2003
Litigation settlement	-	(9,904)	-	-
Equity loss (income)	(353)	144	39	-
Loss on ineffective natural gas hedge	-	-	438	537
Gain on sale of investment securities	-	-	-	(720)
Total	(353)	(9,760)	477	(183)

Significant Accounting Policies, page 8

Revenue Recognition, page 10

6.              You indicate that products are generally shipped without right of return.  Tell us supplementally and revise future filings to clarify under what facts and circumstances you recognize revenue when products are shipped with right of return.  Please also disclose whether your stated shipping terms are FOB shipping point or FOB destination.  Refer to SAB Topic 13.

Response: The Company ships without right of return.  However, at the Company’s discretion and as a concession to our oil country tubular goods (OCTG) customers, we at times do accept unused and undamaged product returns which are in excess of their requirements.  Pipe which is in excess of original estimated requirements is returned to stock.  Credits subsequently issued for receivables outstanding at December 31, 2005 were 0.39% of total receivables; an amount which we believe is insignificant to our results of operations.

The Company’s shipping terms are FOB shipping point.  There are a few circumstances where there are specific negotiated terms that deviate from our standard shipping terms.  We will disclose our standard shipping terms in future filings.

Note 22 — Contingencies and Environmental Expenditures, page 31

7.              We note your belief that the liability for your environmental matters were adequately reserved as of at December 31, 2005.  If true, please revise future filings to clarify that material additional losses related to environmental matters are not reasonably possible.  If not, please revise your discussions in future filings to include each of the disclosures required by paragraph 10 of SFAS 5 and Question 2 in SAB Topic 5-Y.

Response: In future filings, the Company will clarify that material additional losses related to environmental matters are not reasonably possible.  At December 31, 2005, additional losses related to environmental matters were not reasonably possible.

8.              We note that you are engaged in various ongoing environmental monitoring and compliance programs, voluntary remediation activities and capital improvement projects.  Please disclose and tell how you are accounting for your voluntary remediation activities.  Please also tell us the nature of these activities including but not limited to the total remediation costs to date and your classification of these costs.

Response: Voluntary remediation activities include remediation of contaminated soil and necessary removal of buildings and equipment.  Such voluntary remediation activities only relate to property held for sale.  At December 31, 2005, $6.7 million had been spent on voluntary remediation activities for assets held for sale.   Of that total, $0.4 million was capitalized with the remaining $6.3 million expensed.

Should such activities become material, the Company will disclose this policy in future filings.

9.              You state that you believe that resolution of proceedings will not have a material adverse effect on your consolidated financial condition or results of operations.  Please revise your disclosure to clarify whether you believe these matters will have a material effect on cash flows.

Response: The Company does not believe the resolution of proceedings will have a material adverse effect on our consolidated financial condition, the results of operations or on the cash flow.  In future filings, this disclosure will be revised.

Note 24 — Consolidating Financial Statements, page 32

10.       If true, please revise your disclosure in future filings to clarify that your guarantor subsidiaries are 100% owned as defined by Rule 3-10(h)(1) of Regulation S-X.  Please note that this definition is different than the term wholly-owned, as defined by Rule 1-02(aa) of Regulation S-X.  If not, please advise.

Response: In future filings, the Company will clarify that our guarantor subsidiaries are 100% owned as defined by Rule 3-10(h)(1) of Regulation S-X.

Exhibit 31.1 and 31.2

11.       We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response: In future filings, the Company will not include the individual’s title as part of the beginning of Exhibit 31.1 and 31.2 as defined by Exchange Act Rule 13a-14(a).

General

12.       Please address the comments above in your interim Forms 10-Q as well.

Response: In future filings, the Company will address the comments as stated above in our interim Forms 10-Q.

Statement of the Company

As requested by the Staff, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would appreciate hearing any comments the Staff may have with respect to the above responses as soon as reasonably practicable.  Please contact the undersigned at (630) 810-4769 or Philip Marusarz, Corporate Controller of the Company at (630) 810-4787 with any questions or comments you may have about this letter.

Sincerely,

/s/ VICKI L. AVRIL
Vicki L. Avril
Senior Vice President and Chief Financial Officer, IPSCO Inc.